EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 28, 2013 relating to the consolidated financial statements of Vermilion Energy Inc. and the effectiveness of Vermilion Energy Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Vermilion Energy Inc. for the year ended December 31, 2012.

(“Deloitte LLP”)

Independent Registered Chartered Accountants

Calgary, Canada

March 8, 2013